United States securities and exchange commission logo





                            July 29, 2022

       Victor Hoo
       Chief Executive Officer
       VCI Global Limited
       B03-C-8 Menara 3A
       KL Eco City, No. 3 Jalan Bangsar
       59200 Kuala Lumpur

                                                        Re: VCI Global Limited
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted July 1,
2022
                                                            CIK No. 0001930510

       Dear Mr. Hoo:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 submitted July 1, 2022

       Prospectus Summary
       Our Company, page 2

   1. For each of your three segments, please disclose the country or countries where most of
                                                        the segment   s
customers are located. In this regard, we note you disclose on page 2 and elsewhere that your
clients are mainly from Malaysia, China, Singapore and the United
                                                        States, while on page
F-34 you that your    operations are conducted predominantly in
                                                        Malaysia.    Please
make conforming revisions in the Business section. Please refer to
                                                        Item 4.B.2 of Form
20-F.
 Victor Hoo
FirstName
VCI GlobalLastNameVictor Hoo
            Limited
Comapany
July       NameVCI Global Limited
     29, 2022
July 29,
Page  2 2022 Page 2
FirstName LastName
Market Opportunity
Global IPO and M&A Deal Numbers and Proceeds, page 7

2. As you do not appear to operate globally, please tell us why you believe the information in this section is material to investors in your offering. In addition, please balance this disclosure by discussing the limitations on your ability to address the global market, as well as the competition you would face from larger companies with a global presence and greater assets. Please make conforming revisions throughout the prospectus.
3. Please revise the bars in the M&A bar graph on pages 7 and 66 to show, if correct, that the number of deals decreased from 2020 to 2021.
Total Global Addressable Market Growth, page 9

4. Please re-focus this section on the markets in which you actually operate and expect to pursue business. Please make conforming revisions throughout the prospectus.
Controlled Company Status, page 11

5. We note your disclosure that upon completion of the offering you will be a "controlled company" under Nasdaq's governance standards. Please expand your disclosure to describe the corporate governance exemptions upon which you will be entitled to rely and the related risks to investors.
Risk Factors, page 19

6. Please add new risk factor disclosure to address the material risks arising from a determination that you are an investment company for purposes of the Investment
         Company Act of 1940. If you do not think these risks are applicable to you, please tell us why.
Our operations and sales have been adversely impacted by the COVID-19 pandemic..., page 21

7. We note your disclosure that you have been adversely impacted by the COVID-19 pandemic. Please expand your disclosure to discuss, if material, the impact of COVID-19 on your revenue.
Risks Related to investing in a in a foreign private issuer and BVI Company We may lose our foreign private issuer status..., page 23

8. We note your disclosure that if the company loses foreign private issuer status, the company "may also be required to make changes in our corporate governance practices in
         accordance with various SEC rules and the Nasdaq Capital Market   s
listing standards."
         We also note that throughout the registration statement you state that you intend to satisfy
         Nasdaq's listing requirements, including their corporate governance requirements. Please revise the disclosure so it is clear to investors which Nasdaq corporate governance requirements do not currently apply to the company.
 Victor Hoo
VCI Global Limited
July 29, 2022
Page 3
We are a BVI-incorporated company with substantially all of our assets located in Malaysia..., page 24

9. We note your disclosure that "because substantially all of the consolidated assets owned by us are located outside the United States, any judgment obtained in the United States against us may not be enforceable within the United States." Please amend your disclosure to clarify, if true, that the enforceability issue would arise in the context of enforcing such judgments outside the United States.
Tax authorities could challenge the allocation of income and deductions among our subsidiaries..., page 25

10. We note your disclosure that you expect to conduct increased operations through your subsidiaries in Malaysia and various other jurisdictions. Please list the jurisdictions in which you intend to operate.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Financial Condition, page 36

11. Please include a section discussing the quantitative and qualitative disclosures about market risk. Refer to Form 20-F, Item 11.
Key Components of Results of Operations
Profit before Income Tax, page 39

12. We note the table below the Profit before Income Tax heading does not appear to be related to the heading. In addition, there does not appears to be a narrative explanation of the either the subject of the heading or the table. Please revise or advise.
Emerging Growth Company, page 60

13.      We note your disclosure here that you have elected to    opt out    of
the extended transition
         period allowed under Section 107 of the JOBS Act. This appears to be inconsistent with the disclosure on page 10 under Implications of Our Being an
Emerging Growth
         Company   , which states you intend to take advantage of all of the
reduced reporting
         requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards. Please clarify or revise.
Business
Competitive Strength, page 72
FirstName LastNameVictor Hoo
14.    We note your disclosure that you "operate across virtually every industry and
Comapany    NameVCIPlease
       geography."     GlobaltellLimited
                                  us your basis for this claim, and please
revise your disclosure to
July 29,specify the countries
         2022 Page   3        where you primarily operate.
FirstName LastName
 Victor Hoo
FirstName
VCI GlobalLastNameVictor Hoo
            Limited
Comapany
July       NameVCI Global Limited
     29, 2022
July 29,
Page  4 2022 Page 4
FirstName LastName
History of Staying Ahead of Industry Trends, page 73

15. We note your disclosure that throughout the history of the company the services offered have adapted in anticipation of future industry trends. Please expand your discussion of the history of the company and previous services offered, as well as whether you anticipate any significant changes in the service offerings in the near future.
Certain Relationships and Related Party Transactions, page 83

16. Please describe the terms of the advances from V Capital Sdn Bhd and Victor Hoo, including repayment and, if applicable, interest rate.
Consolidated Financial Statements
Consolidated Statement of Cash Flows
Note 1, page 6

17. We note your disclosure that on January 1, 2021, the group acquired 80% of the issued share capital of Accuventures Sdn Bhd and its subsidiary, and 100% of Imej Jiwa
         Communications Sdn Bhd, thereby obtaining control of these entities. This appears to be inconsistent with the disclosure on page 9 which states that shares of Accuventures and
         Imej were transferred on September 29, 2021 and February 22, 2022, respectively as part of a series of reorganization transactions to facilitate your initial public offering. Please clarify or revise.
Notes to Financial Statements
4 Financial Assets Measured at Fair Value Through Other Comprehensive Income, page 23

18. We note that you have classified your equity interest in Treasure Global, Inc. within Level
         2 of the fair value hierarchy. Please expand your disclosure to provide a description of the valuation technique(s) and the inputs used in the fair value measurement. Please refer to the guidance in paragraph 93(d) of IFRS 13.
19. We note your disclosure that the fair value of your investment in Treasure Global Inc. was determined by an independent valuer not connected to the company. Your disclosure appears to imply a reliance on a third party valuation. Please revise your filing to provide the names and consents of these experts or revise your disclosure to clarify your responsibility for the valuation of your investments and how you used these experts.
         Please refer to Question 141.02 of the Compliance and Disclosure Interpretations for
         Securities Act Sections.
18 Cost of Services, page 31

20. Please describe, in detail, the nature and function of Consultant fees and Secondment of staff expenses. In addition, explain how you determined that net investment loss should be included in Cost of Services.
 Victor Hoo
VCI Global Limited
July 29, 2022
Page 5
Part II - Information Not Required in Prospectus
Item 7. Recent Sales of Unregistered Securities, page II-1

21. For each of the issuances of ordinary shares, please provide the information required by
       Item 701 of Regulation S-K.
General

22. We note that financial assets, identified as unquoted shares of an equity interest, appear to comprise the substantial majority of your total assets. Please provide us with a detailed analysis of whether you are subject to the Investment Company Act of 1940. In this regard, we note you own financial assets that appear have a value exceeding 40% of your total assets. Please note that we may refer your response to the Division of Investment
       Management for further review.
23. Please provide us with supplemental copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the
       Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review. You may contact Blaise Rhodes at 202-551-3774 or Angela Lumley at
202-551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Dietrich King at 202-551-8071 with any other questions.



                                                              Sincerely,
FirstName LastNameVictor Hoo
                                                              Division of
Corporation Finance
Comapany NameVCI Global Limited
                                                              Office of Trade &
Services
July 29, 2022 Page 5
cc:       Jeffrey P. Wofford, Esq.
FirstName LastName